       EXHIBIT (12)(a)  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (in millions) (unaudited)


                                              Six Months Ended        Year Ended
                                                   June 30           December 31
                                              -----------------      -----------
                                              1997         1996           1996
                                              ----         ----           ----
Loss before income taxes and
    minority interest                      $  (168)     $(1,129)       $(1,190)
Less: Equity in income of 50 percent
    or less owned affiliates                     6            1              9
Add: Fixed charges                             256          268            484
                                           -------      -------        -------
Earnings as adjusted                       $    82      $  (862)       $  (715)
                                           =======      =======        =======
Fixed charges:
  Interest expense                         $   236      $   255        $   456
  Rental expense                                20           13             28
                                           -------      -------        -------
Total fixed charges                        $   256      $   268        $   484
                                           =======      =======        =======
Ratio of earnings to fixed charges              (a)          (a)            (a)
                                           =======      =======        =======


(a) Additional income before income taxes and minority interest necessary to attain a ratio of 1.00x for the six months ended June 30, 1997, June 30, 1996, and the year ended December 31, 1996 would be $174 million, $1,130 million, and $1,199 million, respectively.


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